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SECU 13026300 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

DEC 23 2013

Washington DC

SEC FILE NUMBER
8- 69105

na 12/27/13

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/12 (MM/DD/YY) AND ENDING 10/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Ave.
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Tripodi (212) 891-2333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

12/30/13 KW 12/30/13

OATH OR AFFIRMATION

I, Frank Tripodi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALBANA HAXHIA
Notary Public, State of New York
No. 01HA6134057
Qualified in Queens County
My Commission Expires Jan 20, 2014

Notary Public

Signature

Senior Vice President and CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TD Private Client Wealth LLC
Year Ended October 31, 2013
With Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2013

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
TD Private Client Wealth LLC

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Private Client Wealth LLC at October 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 19, 2013

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2013

Assets		
Cash	$	25,601,342
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		250,000
Cash and cash equivalents		25,851,342
Other assets		108,275
Total assets	$	25,959,617
Liabilities and member's equity		
Liabilities:		
Payable to affiliate	$	5,698,956
Other payables		161,119
Total liabilities		5,860,075
Member's equity		20,099,542
Total liabilities and member's equity	$	25,959,617

See accompanying notes.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC (the Company), formerly Bancnorth Investment Planning Group, Inc., is a wholly-owned subsidiary of TD Bank N.A.(the Parent), which is a wholly-owned subsidiary of TD Bank US Holding Company. TD Bank US Holding Company is an indirect subsidiary of The Toronto–Dominion Bank. The Company converted to a limited liability company (LLC) in July 2012, changed its name and subsequently recorded its initial capitalization.

The Company is a registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. It became licensed to engage in investment advisor activity in February 2013 and broker-dealer activity throughout the United States in April 2013. The Company is registered with the Financial Industry Regulatory Authority (FINRA).

Pershing LLC acts as the clearing agent for the Company's trading activity.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). Certain U.S. GAAP policies, which significantly affect the determination of financial position, are summarized below.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents

Cash and cash deposited with clearing organizations are carried at cost and have an original maturity of three months or less. Cash and cash equivalents includes $1.7 million of cash on deposit with TD Bank N.A. as of October 31, 2013. See Note 3 – Related Party Transactions for additional information. Cash on deposit with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC.

Commission Revenue and Expense

Revenue for customer securities including brokerage commissions, fees for riskless principal trading, and other revenue related to client security transactions and holdings and related expenses are recorded on a trade-date basis. Fees related to client-managed account holdings are received quarterly in advance based on client asset holdings as of the end of the previous quarter. Fees related to new accounts opened during a quarter are captured through a monthly process and is recognized in advance for the remainder of the current quarter. Fees received but not yet earned are included in Other Payables on the Statement of Financial Condition.

Income Taxes

The Company, its Parent, and its affiliates file a consolidated U.S. federal income tax return. Pursuant to a tax-sharing arrangement, TD Bank US Holding Company arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TD Bank US Holding

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Company based upon its proportionate share of the group's U.S. federal, state, and local tax liability. TD Private Client Wealth LLC is treated as a disregarded entity for U.S. tax purposes, and files combined state and local income tax returns with its Parent.

Tax assets and liabilities are determined in accordance with Accounting Standards Codification No. 740, *Accounting for Income Taxes*. Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more likely-than not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely than-not, based on the technical merits, that the position will be sustained upon examination.

2. Income Taxes

The Company adopted accounting guidance that clarifies the accounting for uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. At October 31, 2013, the Company had no uncertain tax positions which would affect the effective tax rate if recognized. The Company does not expect a change in the unrecognized benefits in the next 12 months.

During the year ended October 31, 2013 the Company did not accrue for the payment of interest and penalties.

The Company operates in the U.S., and other state tax jurisdictions, and years 2012-2013 remain subject to examination by tax authorities.

3. Related Party Transactions

The Company maintains a demand deposit bank account with TD Bank N.A. which amounted to $1.7 million at October 31, 2013. This account is utilized to settle amounts due to or from its parent, TD Bank N.A., including settlement of income tax transactions. The Company's intent is to sweep these periodic settlements from this account into its operating account maintained at BNY Mellon.

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. TD Bank N.A. also provides services such as the payments of direct expenses which are reimbursed by the Company. The Company has recorded $5.7 million payable to TD Bank N.A. at October 31, 2013.

The Company has also entered into agreements with The Toronto-Dominion Bank related to the provision of services related to the business of the Company. The agreements provide for the Toronto-Dominion Bank to provide services related to the development and management of the Company's investment product offering. The agreements are effective for services provided beginning November 1, 2013.

4. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal proceedings in which the Company is a defendant may arise in the normal course of business. At October 31, 2013, there was no pending litigation against the Company.

5. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC).

Advances to the parent and its affiliates, repayment of liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provision of the Net Capital rule of the SEC. The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1 (or may not exceed 8 to 1 for 12 months after commencing business as a broker or dealer).

	October 31, 2013
Minimum net capital requirement	$ 524,949
Net capital	19,991,267
Excess net capital	$ 19,466,318
Aggregate indebtedness:	
Items included in the statement of financial condition:	
Payable to affiliate	$ 5,698,956
Reduced by amounts on deposit with affiliate	(1,660,484)
Other payables	161,119
Aggregate indebtedness	$ 4,199,591
Ratio of aggregate indebtedness to net capital	0.2101 to 1

6. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 141,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.